March 9, 2016

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 811 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose for this filing is to add one new fund to the Trust: Princeton Premium Fund. Please note, this 485(a) filing replaces and supersedes a 485(a) filing for this new fund made in Post-Effective Amendment No. 808, which has since been withdrawn.

If you have any questions, please contact Casandra W. Borchers at (513) 352-6632.

Very truly yours,

/s/ Cassandra W. Borchers

Cassandra W. Borchers,

Counsel, Thompson Hine LLP

817112.2